EXHIBIT 3.1



         RESOLVED, that this Board of Directors hereby amends the Company's Bylaws by adding the following as a new Section 5 of Article V:

                  "SECTION 5.   GOVERNANCE COMMITTEE. The Board of Directors
        may, by resolution passed by a majority of the entire Board of Directors, designate a Governance Committee of the Board of Directors. The Governance Committee shall consist of one or more members of the Board, none of whom shall be an officer of the Corporation or any of its subsidiaries. One member shall be designated as chairman by the Board. The Committee shall perform such duties as the Board may prescribe."

         Mr. Bubb also recommended that the Board amend Section 3 of Article V of the Bylaws, which authorizes the Compensation Committee, to reflect the recent amendments to SEC Rule 16b-3 discussed above. Upon motion duly made and seconded, the Board unanimously adopted the following resolution:

         RESOLVED, that this Board of Directors hereby amends Section 3 of
         Article V of the Company's Bylaws by replacing the second and third sentences thereof with the following: "The Compensation Committee shall consist of one or more members of the Board, all of whom shall be "Non-Employee Directors," as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended."